Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	December 12, 2006

Press release for immediate distribution

AXCAN PHARMA PROJECTS SOLID FISCAL 2007

DURING ANALYST AND INVESTOR PRESENTATION

MONT-SAINT-HILAIRE, QUEBEC – In conjunction with its Analyst and Investor Presentation, Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today announced its growth strategy for the next 12 months. As part of its presentation, the Company detailed specific initiatives for growth through further leveraging its base business, a focused strategic direction for licensing and/or acquisitions, a targeted research and development pipeline and international expansion. In addition, the Company disclosed its revenue guidance for fiscal 2007.

“Fiscal 2006 was a year of solid growth which contributed to confirming our position as a leader in the field of gastroenterology,” stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. "Keeping investors informed about our strategic direction and alliances is vital. Looking forward to 2007, the Company remains committed and focused on growing the base business, and executing on our strategic growth initiatives to increase shareholder value.”

GROWTH STRATEGY

Axcan’s growth strategy for its core business includes leveraging its sales force and increasing sales in current markets, as well as selective targeting of new markets. The Company also highlighted that it is implementing life cycle management initiatives that it believes will grow the Company’s base business as well as manage potential generic threats.

As part of Axcan’s strategic planning for 2007, Senior Vice President and Chief Scientific Officer Dr. Alexandre LeBeaut reviewed Axcan’s portfolio and implemented a new process for identifying and prioritizing opportunities in gastroenterology. This activity will allow a timely selection of projects that will become key strategic components to the Company’s growth. To further enhance the Company’s R&D capabilities, Dr. Guy Rousseau has recently been appointed as Vice President of Regulatory Affairs. Dr. Rousseau previously held a senior Regulatory Affairs position with Novartis.

Axcan believes that the solid revenue growth witnessed in fiscal 2006 will continue and expects that total revenues for fiscal 2007 will be in the range of US$300-307 million. This projection assumes unit volume and price increases will contribute approximately 8.5% in increases in total revenues over the previous fiscal year, while certain non-recurring items will negatively affect revenue by approximately 3.5%, including the annualized effect of delisting of LACTEOL in France and the genericization of URSO in Canada.

Axcan’s 2007 revenue guidance is based on a number of assumptions and does not provide for the impact of additional generic competition for the Company; business or product acquisitions and other business development activities; any new license, supply or distribution agreements; or any specific or unusual charges to sales.

APPOINTMENT OF VICE PRESIDENT, BUSINESS DEVELOPMENT

Additionally, within the framework of its strategy for growth, the Company is pleased to announce the appointment of Mr. Darcy Toms as Vice President of Business Development. Mr. Toms will report directly to Dr. Frank Verwiel, President and Chief Executive Officer of Axcan. A seasoned industry professional, Mr. Toms has more than 20 years of experience in the United States and Canada. In his new position, Mr. Toms will be responsible for identifying and implementing in-licensing and acquisition strategies, and will be fully dedicated to business development and other major components of Axcan's core growth strategies.

Prior to joining Axcan, Mr. Toms held senior positions with Biovail Pharmaceuticals ("Biovail") and Aventis, Inc ("Aventis"). Since joining Aventis in 2000 and Biovail in 2005, Mr. Toms has helped evaluate and negotiate a large number of potential transactions including drug discovery collaborations, in-licensing opportunities, co-development agreements and acquisitions on an international level. During his time with these two companies, he successfully closed a significant number of transactions ranging in value from approximately US$10 million to more than US$100 million.

ANALYST AND INVESTOR PRESENTATION WEBCAST

A live webcast of the analyst and investor event, including presentation slides, will be available at www.axcan.com at 12:00 p.m. (ET), on Tuesday, 12 December 2006. An archived version of the presentation will also be available on the Company’s website following the event.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange and the Canadian Securities regulators.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000
www.axcan.com

AXCAN PHARMA INC.